1-13522

P.E.
6/1/02

1934 Act Registration No. 1-13522

# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02041049

## FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



**For the Month of June 2002**

# China Yuchai International Limited

(Translation of registrant's name into English)

16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X     Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____     No X



* * * * *

Information furnished on this form :

1. **[China Yuchai International Limited 2001 Annual Report.]**

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus, dated August 26, 1996, of China Yuchai International Limited (the "Company") included in the company's Registration Statement (Registration No. 33-5478) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the "SEC").

The Company wishes to caution readers that the forward-looking statements contained in the press release, included herein as Exhibit 1.1, involve risks and uncertainties, and are subject to material change based on various important factors including, among others, political, economic and social conditions in China such as government policies with respect to economic growth, inflation and the availability of credit, the effects of competition in the diesel engine market, the effects of inflation, and the ability of Guangxi Yuchai Machinery Company Limited, a subsidiary of the Company, to control its expenses, capital expenditures and receivables, finance its working capital and capital expenditures and commercially introduce new products in the future. These and other factors, and their effects on the Company's results of operations and financial condition, are more fully described in the Company's Form 20-F filings with the SEC under the Securities Exchange Act of 1934, as amended.

# EXHIBIT


| Exhibit Number | | Page |
|---|---|---|
| 1.1 | 2001 Annual Report. | |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**China Yuchai International Limited**

Date: 10 June 2002

By: ______________________

**Philip Ting Sii Tien**
**Chief Financial Officer**

CHINA YUCHAI INTERNATIONAL LIMITED


annual report
200

CONTENTS

02 Corporate Background • 05 President's Statement • 06 Management • 07 Financial Report

# NOTICE OF ANNUAL GENERAL MEETING

China Yuchai International Limited (the "Company")

**To the Shareholders**

**Notice is hereby given that** the Annual General Meeting of the Company will be held on June 28, 2002 at 11:00 am at the Asia International Hotel, No. 326, Section 1, Huanshi Dong Road, Guangzhou, Guangdong, China PRC 510060 for the following purposes:

1. To re-elect existing Directors and to appoint new Directors to serve until the next annual general meeting of the Company.

2. To receive and consider the audited financial statements and reports of the Directors and independent auditors for the year ended December 31, 2001.

3. To re-appoint KPMG as independent auditors of the Company for the year ending December 31, 2002 and authorise the Directors to fix their remuneration.

4. To transact such other business as may properly come before the meeting or any adjournment thereof.

Only shareholders of record at the close of business on June 7, 2002 shall be entitled to notice of and to vote at the Annual General Meeting.

By order of the Board

Wrixon Frank Gasteen
President
May 28, 2002

**Notes:**

1. The holder of the Special Share of the Company has the exclusive right to vote for the appointment and election of six Directors. Furthermore, no resolution of Shareholders may be passed without the affirmative vote of the Special Share.


"Yuchai continued to improve its operating performance
by selling about 74,000 units of diesel engines in 2001,
which is 28% higher than 2000."



# CORPORATE BACKGROUND

China Yuchai International Limited (NYSE-CYD) ("China Yuchai") is a Bermuda holding company, which owns 76.4% of the outstanding common shares of Guangxi Yuchai Machinery Company Limited ("Yuchai"). The company is controlled by Diesel Machinery (BVI) Limited ("DML"), a company that is 52.6% owned by Hong Leong Asia Ltd. ("HLA") and 47.4% owned by China Everbright Holdings Company Limited.

The principal operating subsidiary of China Yuchai is Guangxi Yuchai Machinery Company Limited (Yuchai).

China Yuchai provides certain management financial planning and other services to Yuchai and has designated two senior managers to work full-time at Yuchai's primary manufacturing facilities in Yulin City as part of Yuchai's day-to-day management team.

China Yuchai's common stock is traded on the New York Stock Exchange under the symbol'"CYD".

## GUANGXI YUCHAI MACHINERY COMPANY LIMITED

Yuchai manufactures, assembles and sells diesel engines for light-duty, medium-duty and heavy-duty trucks and buses in China.

With sales of approximately 74,000 units in 2001, Yuchai remains one of the major diesel engine manufacturers in China.

The main manufacturing facility of Yuchai is located in Yulin City in the Guangxi Zhuang Autonomous Region. The factory in Yulin has a production capacity of approximately 140,000 medium-duty diesel engines and 40,000 light-duty and heavy-duty diesel engines.

Yuchai has a good reputation among vehicle manufacturers and customers for performance, reliability and customer service. Yuchai is one of the major suppliers of diesel engines to the Dongfeng Auto Group of Companies in China for their medium-duty commercial vehicles. It also supplies diesel engines to major bus manufacturers and independent truck-assemblers.



Yuchai's 6112 heavy-duty diesel engine

Yuchai has received several awards for quality, including awards from the Guangxi Zhuang Autonomous Government in 1994 and 1995 for its 6105 diesel engines.

The company provides a comprehensive range of after-sales services to its customers and recognizes that reliable after-sales service is an important part of maintaining its market competitiveness. Yuchai has a nationwide network of over 450 authorized customer service centers providing repair and maintenance services, spare parts, retrofitting services and training to customers and 28 sales offices.



# CORPORATE BACKGROUND

## MEDIUM-DUTY ENGINES

Yuchai's principal products are its medium-duty 6105 and 6108 diesel engines, used primarily in medium-duty vehicles weighing between five to seven tons. Yuchai produced and sold about 58,000 units of 6105 and 6108 diesel engines in 2001, which is an increase of approximately 12% over 2000. This increase in unit sales was attributed mainly to the increased demand in the medium-duty diesel engine market in China and the successful transition of the new 6108 diesel engines to replace the outgoing 6105 diesel engines.

## HEAVY-DUTY ENGINES

In 2001, Yuchai sold about 7,000 units of the 6112 diesel engine which is significantly higher than the 3,000 units achieved in 2000 and will continue to commit substantial resources in research and technology to improve engine efficiency. There is a higher level of acceptance by customers for the heavy-duty engines. The market for heavy-duty diesel engines in China remains to be price sensitive and continued marketing efforts are required to achieve more sales of the 6112 heavy-duty engine.

## ECONOMIC OUTLOOK

With China's entry into WTO at the end of 2001, this will encourage more foreign direct investments into the economy.

China's GDP growth of 7.3% in 2001 is encouraging and healthy and the official target of 7% growth in 2002 is expected to be achievable despite economic uncertainties in surrounding Asian countries.

The market for diesel engines in China is expected to increase with the continued expansion of the highways and toll-roads in China leading to increasing demand for new trucks and buses. Yuchai remains as one of the top three manufacturers of diesel engines for trucks in China.



Yuchai's 6108 medium-duty diesel engine

# CHINA WIDE PRESENCE



GUANGXI YUCHAI MACHINERY COMPANY LIMITED

REGIONAL SALES & BRANCH OFFICES

CUSTOMER SERVICE STATIONS (INDEPENDENTLY OWNED)



# PRESIDENT'S STATEMENT

China Yuchai International Limited ("CYI") made a significant improvement in 2001 over 2000 with net income of RMB250.4 million (US$30.3 million) for the year ended 31 December 2001 as compared to a net income of RMB37.1 million in 2000. Earnings per share in 2001 were RMB7.09 (US$0.86) vs. RMB1.05 in 2000.

Net sales of RMB1,783.3 million (US$215.5 million) for 2001 were 26% higher than 2000. The increase in net sales was primarily due to higher unit sales of diesel engines of 74,000 units in 2001 compared to 58,000 units in 2000. This increase in the total sale quantity of diesel engines for year 2001 was due to the success of the marketing programs launched during the year and the successful transition of the new 6108 diesel engine.

The significant improvement in net income is mainly due to higher sales of diesel engines, a reduction in selling and administrative expenses and a write-back of provision of deferred income tax allowance no longer required. With improvement in production planning and better cost management in its operations, Yuchai managed to achieve improved gross margins in 2001.

CYI is discussing with potential foreign technical partners on strategic alliances and is optimistic of Yuchai's prospects in the long-term. This is because Yuchai has a strong brand name, its products are of good quality and reliable performance, and it has extensive sales and service networks in China.

The market for diesel engines in China is expected to increase with the continued expansion of the highways and toll-roads in China leading to increasing demand for new trucks and buses. Yuchai remains as one of the top three manufacturers of diesel engines for trucks in China.

On behalf of the other Directors, I would like to thank all the shareholders, management and staff for their strong support and co-operation and look forward to a better 2002 and beyond.

Wrixon Frank Gasteen
President
31 March 2002

# MANAGEMENT

## DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The directors and executive officers of the Company at the date of this report are identified below.

| Name | Nationality | Position | Date First Elected or Appointed Director or Officer |
|---|---|---|---|
| Wrixon Frank Gasteen [1][2] | Australia | President | 2002 |
| Gao Jia Lin [1] | Singapore | Vice President | 1995 |
| Yang Yongsheng [1][2][3] | China | Director | 2001 |
| Kwek Leng Peck [1][2][3] | Singapore | Director | 1994 |
| Wang Jianming [1] | China | Director | 2001 |
| Paul Wolansky [1][2][3] | USA | Director | 1997 |
| Yang Bin [1] | China | Director | 2001 |
| Wong Hong Ren [1][3] | Singapore | Director | 1994 |
| Gan Khai Choon [1] | Malaysia | Director | 1995 |
| Philip Ting Sii Tien | Malaysia | Chief Financial Officer | 1994 |
| Ira Stuart Outerbridge III | Bermuda | Secretary | 2001 |

(1) Also a director of Yuchai
(2) Member of the Audit Committee
(3) Member of the Compensation Committee

# FINANCIAL CONTENTS

08 Independent Auditors' Report • 09 Consolidated Statements of Income •

10 Consolidated Balance Sheets • 11 Consolidated Statements of Cash Flows •

12 Consolidated Statements of Changes in Shareholder's Equity •

13 Notes to Consolidated Financial Statements •

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
China Yuchai International Limited

We have audited the accompanying consolidated balance sheets of China Yuchai International Limited and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of income, cash flows, and changes in stockholders' equity for each of the years in the three-year period ended December 31, 2001, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Yuchai International Limited and subsidiaries as of December 31, 2000 and 2001 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements as of and for the year ended December 31, 2001 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 3(f) to the consolidated financial statements.

KPMG
*Certified Public Accountants*

Hong Kong
March 31, 2002

# CONSOLIDATED STATEMENTS OF INCOME

for years ended December 31, 1999, 2000 and 2001

**(Rmb and US$ amounts expressed in thousands, except per share data)**

| | | Year Ended December 31, | | | |
|---|---|---|---|---|---|
| | **Note** | **1999** Rmb | **2000** Rmb | **2001** Rmb | **2001** US$ |
| Net sales | 26 | 1,270,337 | 1,414,527 | 1,783,329 | 215,464 |
| Cost of goods sold | 4 | 828,865 | 960,079 | 1,183,403 | 142,980 |
| Gross profit | | 441,472 | 454,448 | 599,926 | 72,484 |
| Research and development costs | 3 (j) | 11,328 | 49,011 | 44,721 | 5,403 |
| Selling, general and administrative expenses | 4, 21 (b) | 298,667 | 298,361 | 243,231 | 29,387 |
| Amortization of goodwill | 3(k) | 16,859 | 16,859 | 16,859 | 2,037 |
| Operating income | | 114,618 | 90,217 | 295,115 | 35,657 |
| Interest expense | 5 | 36,602 | 27,886 | 29,784 | 3,599 |
| Other expenses/(income), net | 6 | 4,449 | (1,685) | (3,858) | (466) |
| Income before income taxes and minority interests | | 73,567 | 64,016 | 269,189 | 32,524 |
| Income tax | 7 | 11,217 | 10,682 | (63,584) | (7,682) |
| Income before minority interests | | 62,350 | 53,334 | 332,773 | 40,206 |
| Minority interests in income of consolidated subsidiaries | | 18,650 | 16,256 | 82,386 | 9,954 |
| Net income | | 43,700 | 37,078 | 250,387 | 30,252 |
| Net income attributable to common shares Basic and diluted | 3 (i) | 1.24 | 1.05 | 7.09 | 0.86 |

See accompanying notes to consolidated financial statements.

# CONSOLIDATED BALANCE SHEETS

as of December 31, 2000 and 2001

**(Rmb and US$ amounts expressed in thousands)**

| | Note | December 31, 2000 Rmb | December 31, 2001 Rmb | December 31, 2001 US$ |
|---|---|---|---|---|
| ASSETS | | | | |
| Current Assets | | | | |
| Cash and Cash equivalent | | 417,679 | 409,193 | 49,439 |
| Trade accounts receivable, net | 8 | 528,564 | 773,789 | 93,490 |
| Amounts due from related companies | 9, 21 (e) | 62,839 | 20,915 | 2,527 |
| Inventories, net | 10 | 368,895 | 544,669 | 65,808 |
| Prepaid expenses | | 75,340 | 181,825 | 21,969 |
| Income taxes refundable | | 593 | - | - |
| Other receivables | 11 | 30,175 | 27,349 | 3,304 |
| Investments | 14 | 63 | - | - |
| Total Current Assets | | 1,484,148 | 1,957,740 | 236,537 |
| Property, plant and equipment, net | 12 | 999,636 | 901,540 | 108,925 |
| Construction in progress | 13 | 27,063 | 53,975 | 6,521 |
| Investments | 14 | 5,705 | 5,705 | 689 |
| Amount due from related companies | 9, 21(e) | - | 12,673 | 1,531 |
| Goodwill, less accumulated amortization | | 229,495 | 212,636 | 25,691 |
| Deferred income tax | 7 | 24,195 | 118,599 | 14,329 |
| Total Assets | | 2,770,242 | 3,262,868 | 394,223 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | | | |
| Current Liabilities | | | | |
| Short-term bank loans | 15 (a) | 215,000 | 225,000 | 27,185 |
| Current instalments of long-term bank loans | 15 (b) | 60,000 | 40,000 | 4,833 |
| Amount due to holding company | 21 (g) | 8,967 | 9,774 | 1,181 |
| Amounts due to related companies | 9, 21(e) | - | 11,714 | 1,415 |
| Trade accounts payable | | 212,528 | 349,313 | 42,204 |
| Income taxes payable | | - | 5,150 | 622 |
| Accrued expenses and other liabilities | 16 | 182,928 | 216,327 | 26,137 |
| Total Current Liabilities | | 679,423 | 857,278 | 103,577 |
| Long-term bank loans, excluding current instalments | 15 (b) | 170,000 | 180,000 | 21,748 |
| Total Liabilities carried forward | | 849,423 | 1,037,278 | 125,325 |
| Minority Interests | | 360,311 | 420,545 | 50,811 |
| Stockholders' Equity | | | | |
| Common stock | | 30,349 | 30,349 | 3,667 |
| Ordinary shares US$0.10 par value: authorized 100,000,000 shares; issued and outstanding 35,340,000 shares at December 31, 2000 and 2001 | | | | |
| Special share US$0.10 par value: authorized 1 share; issued and outstanding 1 share at December 31, 2000 and 2001 | | | | |
| Contributed surplus | | 1,486,934 | 1,486,934 | 179,653 |
| Statutory reserves | 17 | 117,786 | 118,684 | 14,339 |
| (Accumulated deficits)/Retained earnings | | (74,561) | 169,078 | 20,428 |
| | | 1,560,508 | 1,805,045 | 218,087 |
| Commitments and contingencies | 18,19 | - | - | - |
| Total Liabilities and Shareholders' Equity | | 2,770,242 | 3,262,868 | 394,223 |

See accompanying notes to consolidated financial statements.

# CONSOLIDATED STATEMENTS OF CASH FLOWS

for years ended December 31, 1999, 2000 and 2001

**(Rmb and US$ amounts expressed in thousands)**

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | **1999** Rmb | **2000** Rmb | **2001** Rmb | **2001** US$ |
| Cash provided by operating activities | | | | |
| Net income | 43,700 | 37,078 | 250,387 | 30,252 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | | |
| Depreciation and amortization of property, plant and equipment | 127,892 | 125,981 | 113,680 | 13,735 |
| Loss on disposal of property plant and equipment | 3,757 | 1,194 | 249 | 30 |
| Deferred income taxes | (619) | (1,873) | (94,404) | (11,406) |
| Amortization of goodwill | 16,859 | 16,859 | 16,859 | 2,037 |
| Minority interests | 18,650 | 16,256 | 82,386 | 9,954 |
| Decrease/(increase) in assets | | | | |
| Inventories | 9,174 | (76,703) | (175,774) | (21,237) |
| Amounts due from/(to) related companies | 33,007 | (2,576) | 40,965 | 4,949 |
| Trade accounts receivable, net | 72,874 | (53,310) | (245,225) | (29,628) |
| Prepaid expenses | (32,518) | (16,102) | (106,485) | (12,866) |
| Other receivables | 17,608 | (5,162) | 2,826 | 341 |
| Increase/(decrease) in liabilities | | | | |
| Trade accounts payable | (73,688) | 84,255 | 136,785 | 16,527 |
| Income taxes payable | 498 | (1,650) | 5,743 | 694 |
| Accrued expenses and other liabilities | (2,247) | 43,944 | 30,474 | 3,682 |
| Amount due to holding company | (1,570) | 2,544 | 807 | 98 |
| Net cash provided by operating activities | 233,377 | 170,735 | 59,273 | 7,162 |
| Cash flow from investing activities | | | | |
| Purchase of property, plant and equipment | (5,678) | (1,187) | (11,046) | (1,335) |
| Payment for construction in progress | (26,985) | (13,771) | (31,997) | (3,866) |
| Repayment of loan to the State Holding Company | 5,000 | - | - | - |
| Proceeds from disposal of property, plant and equipment | 2,863 | 83 | 298 | 36 |
| Proceeds from redemption of government bonds | - | 800 | 63 | 8 |
| Net cash used in investing activities | (24,800) | (14,075) | (42,682) | (5,157) |
| Cash flow from financing activities | | | | |
| Proceeds from short-term bank loans | 90,000 | 265,000 | 215,000 | 25,976 |
| Proceeds from long-term bank loans | 160,000 | 170,000 | 80,000 | 9,665 |
| Repayment of short-term bank loans | (128,016) | (140,000) | (225,000) | (27,185) |
| Repayment of long-term bank loans | (197,800) | (294,800) | (70,000) | (8,457) |
| Capital contribution from minority shareholders | - | 229 | 164 | 20 |
| Dividend paid to minority shareholders | (19,968) | (22,316) | (22,316) | (2,696) |
| Dividend paid to shareholders | - | (2,925) | (2,925) | (353) |
| Net cash used in financing activities | (95,784) | (24,812) | (25,077) | (3,030) |
| Net increase/(decrease) in cash and cash equipvalent | 112,793 | 131,848 | (8,486) | (1,025) |
| Cash and cash equivalent at beginning of year | 173,038 | 285,831 | 417,679 | 50,464 |
| Cash and cash equivalent at end of year | 285,831 | 417,679 | 409,193 | 49,439 |
| Supplemental disclosures of cash flow information | | | | |
| Cash paid during the year for: | | | | |
| Interest, net of amount capitalized | 36,602 | 27,886 | 29,784 | 3,599 |
| Income taxes | 11,338 | 14,205 | 25,077 | 3,030 |

See accompanying notes to consolidated financial statements.

# CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

as of December 31, 2000 and 2001

**(Amounts expressed in thousands, except per share data)**

| | Note | Common Stock Rmb | Contributed Surplus Rmb | Statutory Reserves Rmb | (Accumulated Deficit)/ Retained Earnings Rmb | Total Stockholders' Equity Rmb |
|---|---|---|---|---|---|---|
| Balance at January 1, 1999 | | 30,349 | 1,486,934 | 98,868 | (133,496) | 1,482,655 |
| Net income | | - | - | - | 43,700 | 43,700 |
| Transfer to statutory reserves | 17 | - | - | 9,227 | (9,227) | - |
| Balance at December 31, 1999 | | 30,349 | 1,486,934 | 108,095 | (99,023) | 1,526,355 |
| Net income | | - | - | - | 37,078 | 37,078 |
| Transfer to statutory reserves | 17 | - | - | 9,691 | (9,691) | - |
| Dividend declared (US$0.01 per share) | | - | - | - | (2,925) | (2,925) |
| Balance at December 31, 2000 | | 30,349 | 1,486,934 | 117,786 | (74,561) | 1,560,508 |
| Net income | | - | - | - | 250,387 | 250,387 |
| Transfer to statutory reserves | 17 | - | - | 898 | (898) | - |
| Dividend declared (US$0.02 per share) | | - | - | - | (5,850) | (5,850) |
| Balance at December 31, 2001 | | 30,349 | 1,486,934 | 118,684 | 169,078 | 1,805,045 |

**(RMB and US$ amounts expressed in thousands, except per share data)**

## 1. BACKGROUND AND PRINCIPAL ACTIVITIES

China Yuchai International Limited (the "Company") was incorporated under the laws of Bermuda on April 29, 1993. The Company is a holding company which was established to acquire a controlling interest in Guangxi Yuchai Machinery Company Limited ("Yuchai"), a Sino-foreign joint stock company which manufactures, assembles and sells diesel engines in the People's Republic of China (the "PRC"). The principal markets for Yuchai's diesel engines are medium-duty truck manufacturers in the PRC.

The Company owns 361,420,150 shares or 76.41% of the outstanding common stock of Yuchai which it acquired through a series of share transfer, purchase and subscription transactions entered into during 1993 and 1994. In connection with these transactions, the Company recorded goodwill of Rmb 337,164. Guangxi Yuchai Machinery Holdings Company (the "State Holding Company"), a state-owned enterprise, owns 22.09% of the outstanding common stock of Yuchai.

In December 1994, the Company issued a new class of capital stock, par value US$0.10 per share (the "Special Share") at par value to Diesel Machinery (BVI) Limited ("DML"), a holding company controlled by Hong Leong Asia Limited ("HLA") (the parent of Hong Leong Technology System Pte Ltd., the Company's largest shareholder). The Special Share entitles DML to designate the majority of the Company's Board of Directors (six of eleven). Since virtually all decisions can be made by a majority of the Board of Directors of the Company, following the initial public offering, HLA controls the Company and Yuchai. The Special Share is not transferable except to HLA, unless HLA permits the transfer to the other shareholder of DML. HLA is the only party that can initiate any action to lose control of the companies.

The State Holding Company has the right to subscribe for approximately 31 million shares of Yuchai at a subscription price of Rmb 6.29 per share, pursuant to its entitlement to pre-emptive rights to subscribe pro rata in accordance with its ownership percentage for any new Yuchai shares at a price and on terms equivalent to those offered to other shareholders of Yuchai. Such subscription right had an original termination date of December 1998 and has been extended to March 31, 2002. Such subscription right has not been exercised by March 31, 2002. The State Holding Company is now negotiating with the Company's management for further extension of the above subscription right.

Yuchai established two companies, namely Yuchai Machinery Monopoly Company Limited ("YMMC") and Guangxi Yulin Yuchai Machinery Spare Parts Manufacturing Company Limited ("GYSDM") in 2000. These companies are involved in the manufacture and sale of spare parts and components for diesel engines in the PRC. Yuchai holds an equity interest of 71.83% and 97% respectively in these companies while the State Holding Company holds the remaining equity interest therein. As at 31 December 2001 YMMC had direct interests in fifteen (2000: three) subsidiaries which are involved in the trading and distribution of spare parts of diesel engines, all of which are established in the PRC.

1. **BACKGROUND AND PRINCIPAL ACTIVITIES (continued)**

The particulars of the Company's subsidiaries are set out below:

| Name of Company | Registered Capital Rmb | Attributable equity interests Direct | Attributable equity interests Indirect | Principle activities |
|---|---|---|---|---|
| Guangxi Yuchai Machinery Company Limited | 472,989 | 76.41% | - | Manufacturing, assembling and selling diesel engines in the PRC |
| Guangxi Yulin Yuchai Machinery Spare Parts Manufacturing Company Limited | 85,892 | - | 74.12% | Manufacturing and selling spare parts of diesel engines in the PRC |
| Yuchai Machinery Monopoly Company Limited | 30,000 | - | 54.89% | Trading of spare parts of diesel engines in the PRC |
| Hangzhou Machinery Monopoly Company Limited | 500 | - | 54.89% | Trading of spare parts of diesel engines in the PRC |
| Nanchang Machinery Monopoly Company Limited | 500 | - | 54.89% | Trading of spare parts of diesel engines in the PRC |
| Xiamen Machinery Monopoly Company Limited | 520 | - | 54.89% | Trading of spare parts of diesel engines in the PRC |
| Wulumuqi Machinery Monopoly Company Limited | 500 | - | 54.89% | Trading of spare parts of diesel engines in the PRC |
| Guiyang Machinery Monopoly Company Limited | 500 | - | 54.89% | Trading of spare parts of diesel engines in the PRC |
| Guangzhou Machinery Monopoly Company Limited | 500 | - | 27.99% | Trading of spare parts of diesel engines in the PRC |
| Chengdu Machinery Monopoly Company Limited | 500 | - | 54.89% | Trading of spare parts of diesel engines in the PRC |
| Nanjing Machinery Monopoly Company Limited | 500 | - | 54.89% | Trading of spare parts of diesel engines in the PRC |
| Xian Machinery Monopoly Company Limited | 500 | - | 54.89% | Trading of spare parts of diesel engines in the PRC |
| Hefei Machinery Monopoly Company Limited | 500 | - | 54.89% | Trading of spare parts of diesel engines in the PRC |
| Shijiazhuang Machinery Monopoly Company Limited | 500 | - | 54.89% | Trading of spare parts of diesel engines in the PRC |
| Changsha Machinery Monopoly Company Limited | 550 | - | 54.89% | Trading of spare parts of diesel engines in the PRC |
| Jinan Machinery Monopoly Company Limited | 500 | - | 54.89% | Trading of spare parts of diesel engines in the PRC |
| Chongqing Machinery Monopoly Company Limited | 550 | - | 43.91% | Trading of spare parts of diesel engines in the PRC |
| Wuhan Machinery Monopoly Company Limited | 500 | - | 54.89% | Trading of spare parts of diesel engines in the PRC |

## 2. BASIS OF PRESENTATION

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). This basis of accounting differs from that used in the statutory financial statements of Yuchai, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to joint stock companies as promulgated by the Ministry of Finance of the PRC ("PRC GAAP").

For the year ended 31 December, the significant adjustments made to conform to U.S. GAAP include the following:

(i) Recognition of capitalized interest under U.S GAAP methodology;
(ii) Recognition of a reversal of impairment losses on plant and equipment and construction in progress; and
(iii) Recognition of fair value adjustment for receivables.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

*(a) Principles of Consolidation*
The consolidated financial statements include the financial statements of the Company and its subsidiaries. See Note 1. All material intercompany balances and transactions have been eliminated in consolidation.

*(b) Cash and Cash Equivalents*
Cash includes cash on hand and demand deposits with banks. For purpose of the consolidated statements of cash flows, the Company considered all highly liquid debt instruments with original maturities of three months or less to be cash equivalent. None of the Company's cash is restricted as to withdrawal. See Note 22.

*(c) Inventories*
Inventories are stated at the lower of cost or market value. Cost is determined using the weighted average cost method. Cost of work in progress and finished goods comprises direct materials, direct labor and an attributable portion of production overheads.

*(d) Property, Plant and Equipment*
Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, taking into account the estimated residual value. The estimated useful lives are as follows:

| | |
|---|---|
| Land use rights | 50 years |
| Buildings | 30 to 40 years |
| Machinery and equipment | 5 to 15 years |

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (continued)**

(e) *Construction in Progress*

Construction in progress represents factories and office buildings under construction and plant and machinery pending installation. All direct costs relating to the acquisition or construction of buildings and plant and machinery, including interest charges on borrowings, are capitalized as construction in progress. No depreciation is provided in respect of construction in progress.

Construction of plant is considered to be complete on the date when the plant is ready for its intended use notwithstanding whether the plant is capable of producing saleable output in commercial quantities.

(f) *Translation of Foreign Currencies*

Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China at the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at rates quoted by the People's Bank of China ruling at the balance sheet date. The resulting exchange differences are recorded in the statements of income.

The Company's functional currency is Renminbi and its sole operating asset and source of cash flow is its investment in Yuchai and its subsidiaries. For the United States dollar convenience translation amounts included in the accompanying consolidated financial statements, the Renminbi equivalent amounts were translated into United States dollars at the rate of US$1.00 = Rmb 8.2767, the rate quoted by the People's Bank of China at the close of business on December 31, 2001. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2001 or at any other date.

(g) *Income Taxes*

Income taxes accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income for the period that includes the enactment date.

(h) *Net Sales*

Net sales represent the invoiced value of goods, net of value added taxes ("VAT"), sales returns, trade discounts and allowances. Sales are recognized upon delivery of goods and passage of title to customers.

Yuchai and its subsidiaries are subject to VAT which is levied on the majority of Yuchai and its subsidiaries' products at the rate of 17% on the invoiced value of sales. Output VAT is borne by customers in addition to the invoiced value of sale. VAT paid by Yuchai and its subsidiaries on its purchases is recoverable out of VAT collected from its customers on its sales.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (continued)

(i) *Basic and Diluted Earnings Per Share*

Basic earnings per share ("EPS") excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in issuance of common stock that then shared in earnings.

The EPS reconciliation of the Company is as follows:

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | **1999** Rmb | **2000** Rmb | **2001** Rmb | **2001** US$ |
| Net income applicable to common shares | 43,700 | 37,078 | 250,387 | 30,252 |
| Basic earnings per share | | | | |
| Weighted average common shares outstanding during the year | 35,340,000 | 35,340,000 | 35,340,000 | 35,340,000 |
| Basic earnings per share of common stock | 1.24 | 1.05 | 7.09 | 0.86 |
| Diluted earnings per share | | | | |
| Weighted average common shares outstanding during the year | 35,340,000 | 35,340,000 | 35,340,000 | 35,340,000 |
| Increase in shares which would result from exercise of stock options | - | - | - | - |
| Weighted average common shares, assuming conversion of the above securities | 35,340,000 | 35,340,000 | 35,340,000 | 35,340,000 |
| Diluted earnings per share of common stock | 1.24 | 1.05 | 7.09 | 0.86 |

Options to purchase 1,850,522 shares of common stock at US$7.80 per share were outstanding during 1999 under the Management Incentive Plans (see Note 21(h)). Such options expired in December 1999 without any having been exercised.

The State Holding Company has the right to subscribe for approximately 31 million shares of Yuchai at a subscription price of Rmb 6.29 per share (see Note 1). Such subscription right had an original termination date of December 1998 and has been extended to March 31, 2002. Such subscription right has not been exercised by March 31, 2002. The State Holding Company is now negotiating with the Company's management for a further extension of the above subscription right.

Such options and subscription right were not included in the computation of diluted EPS because the exercise price was greater than the average market price of the common stock.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (continued)**

*(j) Advertising, Research and Development Costs*

Advertising, research and development costs are expensed as incurred. Advertising costs amounted to Rmb 9,895 , Rmb 22,353 and Rmb 17,846 (US$2,156), respectively, for the years ended December 31, 1999, 2000 and 2001. Research and development costs amounted to Rmb 11,328, Rmb 49,011 and Rmb 44,721 (US$5,403), respectively, for the years ended December 31, 1999, 2000 and 2001.

*(k) Goodwill*

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, generally 20 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operations. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved. Accumulated amortization at December 31, 2001 was Rmb 124,528 (2000: Rmb 107,669).

*(l) Product Warranty*

Yuchai and its subsidiaries provide for a warranty period on various products during which Yuchai and its subsidiaries provide free repair and replacement. The estimated cost of warranty repairs and replacements has been included in the determination of net results.

*(m) Segmental Reporting*

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information", establishes standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company's principal operations comprise the manufacture and distribution of light-duty, medium-duty, and heavy-duty diesel engines. The Company combines these operations into a single operating segment as they are expected to exhibit similar future economic characteristics.

*(n) Use of Estimates*

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

**3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (continued)**

(o) *Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of*

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(p) *Recently Issued Accounting Standards*

**SFAS Nos. 141 and 142**

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after 30 June 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies the types of acquired intangible assets that are required to be recognised and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS No. 142 will require that goodwill no longer be amortised, but instead tested for impairment at least annually. SFAS No. 142 will also require recognised intangible assets be amortised over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Any recognised intangible asset determined to have an indefinite useful life will not be amortised, but instead tested for impairment in accordance with the Standard until its life is determined to no longer be indefinite.

SFAS No. 141 is effective immediately and SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Goodwill and intangible assets determined to have indefinite useful lives, that are acquired in a business combination completed after June 30, 2001 will not be amortized, but instead will be reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", until the date SFAS No. 142 is applied in its entity.

The Company has not determined the potential effects on the Company's consolidation financial statements upon adoption of these standards.

**SFAS No. 143**

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company is also required to record a corresponding increase to the associated asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1 2003. The Company has not determined the potential effects on the Company's consolidated financial statements upon adoption of this Statement.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (continued)**

(p) *Recently Issued Accounting Standards (continued)*

**SFAS No. 144**

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes both SFAS No. 121, and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations -reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" (Opinion 30), for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognising and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. For example, SFAS No. 144 provides guidance on the accounting for a long-lived asset that will be disposed of other than by sale. SFAS No. 144 retains the basic provisions of Opinion 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). Unlike SFAS No. 121, an impairment assessment under SFAS No. 141 will never result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under SFAS No. 142, "Goodwill and Other Intangible Assets".

The Company is required to adopt SFAS No. 144 no later than the fiscal year beginning after 15 December 2001. Management does not expect the adoption of SFAS No. 144 for long-lived assets held for use to have a material impact on the Company's consolidated financial statements because the impairment assessment under SFAS No. 144 is largely unchanged from SFAS No. 121. The provisions of SFAS No. 144 for assets held for sale or other disposal generally are required to be applied prospectively after the adoption date to newly initiated disposal activities. Therefore, management cannot determine the potential effects that adoption of SFAS No. 144 will have on the Company's consolidated financial statements.

4. **DEPRECIATION, SHIPPING AND HANDLING EXPENSES**

Depreciation is included in the following captions:

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | **1999** Rmb | **2000** Rmb | **2001** Rmb | **2001** US |
| Cost of goods sold | 101,342 | 101,341 | 91,612 | 11,069 |
| Selling, general and administrative expenses | 26,550 | 24,640 | 22,068 | 2,666 |
| | 127,892 | 125,981 | 113,680 | 13,735 |

Sales rebates incurred by the Company and its subsidiaries are included in the following caption:

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | **1999** Rmb | **2000** Rmb | **2001** Rmb | **2001** US |
| Selling, general and administrative expenses | 13,013 | 18,090 | 12,583 | 1,520 |

## 4. DEPRECIATION, SHIPPING AND HANDLING EXPENSES (continued)

Sales related shipping and handling expenses incurred by the Company and its subsidiaries and not separately billed to customers are included in the following caption:

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 1999<br>Rmb | 2000<br>Rmb | 2001<br>Rmb | 2001<br>US |
| Selling, general and administrative expenses | 18,216 | 21,113 | 30,383 | 3,671 |

## 5. INTEREST EXPENSE

Interest expense consists of:

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 1999<br>Rmb | 2000<br>Rmb | 2001<br>Rmb | 2001<br>US$ |
| Interest cost | 40,739 | 30,597 | 31,998 | 3,866 |
| Less: interest capitalized | 4,137 | 2,711 | 2,214 | 267 |
| | 36,602 | 27,886 | 29,784 | 3,599 |

## 6. OTHER EXPENSES/(INCOME), NET

Other expenses/(income), net consist of:

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 1999<br>Rmb | 2000<br>Rmb | 2001<br>Rmb | 2001<br>US$ |
| Interest income | (1,500) | (6,261) | (9,558) | (1,155) |
| Foreign exchange (gain)/loss, net | (206) | 74 | - | - |
| Education | 2,358 | 2,250 | 2,012 | 243 |
| Donations | 1,355 | 2,638 | 397 | 48 |
| Other | 2,442 | (386) | 3,291 | 398 |
| | 4,449 | (1,685) | (3,858) | (466) |

## 7. INCOME TAXES

*Bermuda Tax*

The Company was incorporated under the laws of Bermuda and, under current Bermuda laws, is not subject to tax on income or on capital gains.

The Company has received an undertaking from the Minister of Finance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, which exempts the Company and its shareholders, other than shareholders ordinarily resident in Bermuda, from any Bermuda taxes computed on profit, income or any capital assets, gain or appreciation, or any tax in the nature of estate duty or inheritance tax at least until the year 2016.

## 7. INCOME TAXES (continued)

*PRC Income Tax*

As Yuchai is a Sino-foreign enterprise, its PRC income tax rate is 15% under the relevant PRC income-tax laws.

An extension of the reduction in the PRC income tax rate to 10% for the three years ended December 31, 2001 was granted to Yuchai pursuant to the relevant PRC income tax laws (the "tax holiday"). The 10% rate is based on the interpretations of the PRC income tax law that subjects entities such as Yuchai to a minimum tax rate of 10% following extension of initial tax holiday.

As a result of the above tax holiday, Yuchai was subject to PRC income taxes at a rate of 10% in 1999, 2000 and 2001.

If Yuchai were not in a tax holiday period, the income tax expense for the years ended December 31, 1999, 2000 and 2001 would have increased by Rmb 7,108, Rmb 4,747 and Rmb 42,489 respectively. Net income for the years ended December 31, 1999, 2000 and 2001 would have reduced by Rmb 5,644 or Rmb 0.16 per share, Rmb 3,627 or Rmb 0.10 per share and Rmb 32,464 or Rmb 0.92 per share respectively.

The PRC income tax rate of Yuchai's subsidiaries is 33% in 1999, 2000 and 2001 under the relevant PRC income tax laws.

Income tax expense in the consolidated statements of income consists of:

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | **1999** Rmb | **2000** Rmb | **2001** Rmb | **2001** US$ |
| Current tax expense | 11,836 | 12,555 | 30,820 | 3,724 |
| Deferred tax benefit | (619) | (1,873) | (94,404) | (11,406) |
| | 11,217 | 10,682 | (63,584) | (7,682) |

The net tax expense reported in the consolidated statements of income differs from the amount computed by applying the PRC income tax rate of 15% for the three years ended December 31, 2001 for the following reasons:

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | **1999** Rmb | **2000** Rmb | **2001** Rmb | **2001** US$ |
| Computed "expected" tax expenses | 11,035 | 9,602 | 40,378 | 4,879 |
| Adjustments resulting from: | | | | |
| Non-deductible staff expenses | 4,899 | 3,923 | 1,000 | 121 |
| Non-deductible business entertainment | 1,183 | 1,375 | 773 | 93 |
| Non-deductible goodwill amortization | 2,529 | 2,529 | 2,529 | 306 |
| Other non-deductible expenses | 2,779 | - | 325 | 39 |
| Valuation allowance for deferred tax assets | (4,100) | (2,000) | (66,100) | (7,986) |
| Tax holiday | (7,108) | (4,747) | (42,489) | (5,134) |
| Net tax expense | 11,217 | 10,682 | (63,584) | (7,682) |

7. **INCOME TAXES (continued)**

The significant components of deferred income tax expense attributable to income for the years ended December 31, 1999, 2000 and 2001 are as follows:

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | **1999** Rmb | **2000** Rmb | **2001** Rmb | **2001** US$ |
| Deferred tax expense/ (benefit) (exclusive of the effect of the component below) | 3,481 | 127 | (28,304) | (3,420) |
| Decrease in beginning of-the year balance of the valuation allowance for deferred tax assets | (4,100) | (2,000) | (66,100) | (7,986) |
| | (619) | (1,873) | (94,404) | (11,406) |

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2000 and 2001 are presented below:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2000** Rmb | **2001** Rmb | **2001** US$ |
| *Allowance for doubtful accounts* | 22,467 | 23,996 | 2,899 |
| Fair value adjustment for amount due from a related party | - | 3,000 | 362 |
| Property, plant and equipment | 66,616 | 78,635 | 9,501 |
| Accrued liabilities | 580 | 5,862 | 708 |
| Others | 632 | 7,106 | 859 |
| Total gross deferred tax assets | 90,295 | 118,599 | 14,329 |
| Less: valuation allowance | 66,100 | - | - |
| Net deferred tax assets | 24,195 | 118,599 | 14,329 |

As of December 31, 2001, no valuation allowance (2000: Rmb 66,100) was established to provide for the deductible temporary differences relating to the property, plant and equipment. The Company believes it is more likely than not, that such amounts will be recoverable, having considered the expected future taxable profits of Yuchai.

## 8. TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable, net comprise:

| | December 31, | | |
|---|---|---|---|
| | 2000 Rmb | 2001 Rmb | 2001 US$ |
| Trade accounts receivable | 597,396 | 568,428 | 68,678 |
| Less: allowance for doubtful accounts | 201,533 | 164,924 | 19,926 |
| | 395,863 | 403,504 | 48,752 |
| Bills receivable | 132,701 | 370,285 | 44,738 |
| | 528,564 | 773,789 | 93,490 |

An analysis of the allowance for doubtful accounts for 1999, 2000 and 2001 is as follows:

| | December 31, | | | |
|---|---|---|---|---|
| | 1999 Rmb | 2000 Rmb | 2001 Rmb | 2001 US$ |
| Balance at beginning of year | 111,230 | 172,225 | 201,533 | 24,349 |
| Allowance charged /(written back) to income statement | 60,995 | 29,308 | (36,609) | (4,423) |
| Balance at end of year | 172,225 | 201,533 | 164,924 | 19,926 |

At December 31, 2000 and 2001, trade accounts receivable due from major customers, Dongfeng Automobile Company and its affiliates ("the Dongfeng companies") were Rmb 324,913 and Rmb 290,148 (US$35,056), respectively. In establishing the allowance for doubtful accounts, the Company and its subsidiaries considered all known facts and conditions of its customer base, and the general macroeconomic conditions in the PRC. It is reasonably possible that the Company and its subsidiaries' estimate of such allowance could change in the near term. See also Note 26.

## 9. AMOUNTS DUE FROM/ TO RELATED COMPANIES

Amounts due from related companies comprise:

| | December 31, | | |
|---|---|---|---|
| | 2000 Rmb | 2001 Rmb | 2001 US$ |
| Due within one year | 62,839 | 20,915 | 2,527 |
| Due over one year | - | 12,673 | 1,531 |
| | 62,839 | 33,588 | 4,058 |

9. **AMOUNTS DUE FROM/ TO RELATED COMPANIES (continued)**

Amounts due to related companies comprise:

| | December 31, | | |
|---|---|---|---|
| | 2000 Rmb | 2001 Rmb | 2001 US$ |
| Due within one year | - | 11,714 | 1,415 |

Related companies include the State Holding Company and its subsidiaries and associated companies. The amounts due from/to related companies are unsecured and interest free. All the balances are repayable on demand, except for the amount due from Guangxi Yuchai Machinery & Electrical Company ("GYMEC"), a wholly-owned subsidiary of the State Holding Company.

The directors considered that the amounts due from GYMEC will not be settled within one year and hence the amount is classified as a long term receivable in the consolidated balance sheets. Amount due from GYMEC is recorded at its net present value based on a discount rate of 5.94% generally available for discounting similar instruments with banks in the PRC. See Note 21(e).

10. **INVENTORIES**

Inventories comprise:

| | December 31, | | |
|---|---|---|---|
| | 2000 Rmb | 2001 Rmb | 2001 US$ |
| Raw materials | 219,364 | 350,534 | 42,352 |
| Work in progress | 41,988 | 52,234 | 6,311 |
| Finished goods | 107,543 | 141,901 | 17,145 |
| | 368,895 | 544,669 | 65,808 |

11. **OTHER RECEIVABLES**

Other receivables comprise:

| | December 31, | | |
|---|---|---|---|
| | 2000 Rmb | 2001 Rmb | 2001 US$ |
| VAT recoverable | 12,240 | - | - |
| Amounts due from suppliers, net | 3,943 | 4,900 | 592 |
| Staff loans | 8,763 | 7,457 | 901 |
| Deposits | - | 10,000 | 1,208 |
| Other | 5,229 | 4,992 | 603 |
| | 30,175 | 27,349 | 3,304 |

## 11. OTHER RECEIVABLES (continued)

Amounts due from suppliers were stated after allowance for doubtful balances, totalling Rmb 4,119 at December 31, 2000 and 2001. An analysis of the allowance for doubtful balances due from suppliers is as follows:

| | December 31, | | | |
|---|---|---|---|---|
| | 1999 Rmb | 2000 Rmb | 2001 Rmb | 2001 US$ |
| Balance at beginning of year | 17,251 | 8,344 | 4,119 | 498 |
| Allowance charged to expense | 391 | - | - | - |
| Allowance written back | (9,298) | - | - | - |
| Allowance written off | - | (4,225) | - | - |
| Balance at end of year | 8,344 | 4,119 | 4,119 | 498 |

The amounts due from suppliers at December 31, 2000 and 2001 included a balance of Rmb 3,552 and Rmb 2,500, respectively, which bore interest at a fixed rate of 13% per annum in 2000 and at prevailing bank interest rate, approximately 5.94% per annum, in 2001.

## 12. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net comprise:

| | December 31, | | |
|---|---|---|---|
| | 2000 Rmb | 2001 Rmb | 2001 US$ |
| Land use rights | 96,930 | 98,355 | 11,883 |
| Buildings | 333,975 | 359,038 | 43,379 |
| Machinery and equipment | 1,259,325 | 1,242,229 | 150,088 |
| | 1,690,230 | 1,699,622 | 205,350 |
| Less accumulated depreciation and amortization | 690,594 | 798,082 | 96,425 |
| Net property, plant and equipment | 999,636 | 901,540 | 108,925 |

All of Yuchai and its subsidiaries' buildings are located in the PRC. The land on which buildings of Yuchai and its subsidiaries are erected is owned by the PRC Government. Yuchai and its subsidiaries are granted the land use rights of 50 years in respect of such land.

As of December 31, 2001, certain plant and equipment of Yuchai with an aggregate carrying amount of Rmb 291,386 (2000: Rmb 438,488) were pledged as security under certain bank loan arrangements. See Note 15.

## 12. PROPERTY, PLANT AND EQUIPMENT, NET (continued)

Loss on disposal of property, plant and equipment for the three years ended December 31, 2001 is included in "Selling, general and administrative expenses" as follows:

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 1999 Rmb | 2000 Rmb | 2001 Rmb | 2001 US$ |
| Loss on disposal of property, plant and equipment | 3,757 | 1,194 | 249 | 30 |

The Company and its subsidiaries have several non-cancellable operating leases, primarily for offices and warehouses that expire over the next five years. These leases generally contain renewal options for period ranging from one year to three years. Rental expenses for operating leases is included in "Selling, general and administrative expenses" as follows:

| | December 31, | | | |
|---|---|---|---|---|
| | 1999 Rmb | 2000 Rmb | 2001 Rmb | 2001 US$ |
| Rental expenses | 7,466 | 6,859 | 6,965 | 842 |

Future minimum lease payments under non-cancellable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2001 are:

| Year Ending December 31, | Operating leases | Operating leases |
|---|---|---|
| | Rmb | US$ |
| 2002 | 2,957 | 357 |
| 2003 | 743 | 90 |
| 2004 | 279 | 34 |
| 2005 | 152 | 18 |
| 2006 | 13 | 2 |
| | 4,144 | 501 |

## 13. CONSTRUCTION IN PROGRESS

Construction in progress comprises capital expenditures relating to the construction of facilities and assembly lines for the following projects:

| | December 31, | | |
|---|---|---|---|
| | 2000 Rmb | 2001 Rmb | 2001 US$ |
| Diesel engine projects - 6105QF/6108QC projects | 9,130 | 41,474 | 5,010 |
| Factories auxiliary facilities | 8,506 | 10,718 | 1,295 |
| Others | 9,427 | 1,783 | 216 |
| | 27,063 | 53,975 | 6,521 |

## 14. INVESTMENTS

Investments comprise:

| | December 31, | | |
|---|---|---|---|
| | 2000 Rmb | 2001 Rmb | 2001 US$ |
| PRC Government bonds | 63 | - | - |
| Less amounts maturing within 1 year included under current assets | 63 | - | - |
| Amounts maturing after 1 year | - | - | - |
| Common stock of non-listed joint venture | 5,705 | 5,705 | 689 |
| | 5,705 | 5,705 | 689 |

The PRC Government bonds matured in 2001, bearing fixed interest rates, which at December 31, 2000 ranged from 9.18% to 12% per annum.

The joint venture is Yuchai/ASIMCO Components Company Limited ("YACC") which was established in the Cayman Islands on June 30, 1994. Yuchai's effective interest in the common stock of YACC was 4.73%.

## 15. DEBTS

(a) *Short-term Bank Loans*

Short-term bank loans were denominated in Renminbi as follows:

| | December 31, | | |
|---|---|---|---|
| | 2000 Rmb | 2001 Rmb | 2001 US$ |
| Rmb denominated loans | 215,000 | 225,000 | 27,185 |

The weighted average interest rate of short-term bank loans at December 31, 2000 and 2001 was 5.31% and 5.85% per annum, respectively.

## 15. DEBTS (continued)

(b) *Long-term Bank Loans*

Yuchai's long-term bank loans comprise:

| | Interest Rate at December 31, 2001 (per annum) | December 31, 2000 Rmb | December 31, 2001 Rmb | December 31, 2001 US$ |
|---|---|---|---|---|
| Rmb denominated loans: | | | | |
| Due in 2001 | 5.94% | 60,000 | - | - |
| Due in 2002 | 5.94% | 40,000 | 40,000 | 4,833 |
| Due in 2003 | 5.94% | 130,000 | 180,000 | 21,748 |
| Total long-term bank loans outstanding | | 230,000 | 220,000 | 26,581 |
| Less amounts due within 1 year included under current liabilities | | 60,000 | 40,000 | 4,833 |
| Amounts due after 1 year | | 170,000 | 180,000 | 21,748 |

As of December 31, 2001, bank loans totalling Rmb 215,000 (2000: Rmb 220,000) were secured by pledges of certain of Yuchai's plant and equipment (see Note 12) and bank loans totalling Rmb 50,000 (2000: Rmb 50,000) were guaranteed by a corporate guarantee given by the State Holding Company (see Note 21).

## 16. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities comprise:

| | December 31, 2000 Rmb | December 31, 2001 Rmb | December 31, 2001 US$ |
|---|---|---|---|
| VAT payable | - | 2,509 | 303 |
| Deposits from customers | 8,998 | 24,056 | 2,906 |
| Staff welfare fund | 15,041 | 15,041 | 1,817 |
| Allowance for product warranty | 17,896 | 29,699 | 3,588 |
| Wages payable | 24,376 | 16,338 | 1,974 |
| Management bonus payable (Note 21(h)) | 11,020 | 13,426 | 1,622 |
| Payable for construction in progress | 12,043 | 9,939 | 1,201 |
| Dividend payable to minority shareholders | 7,046 | 11,886 | 1,436 |
| Accrued research and development expenses | 18,351 | 8,948 | 1,081 |
| Accrued advertising expenses | 5,137 | 4,221 | 510 |
| Accrued interest and other expenses | 63,020 | 80,264 | 9,699 |
| | 182,928 | 216,327 | 26,137 |

## 17. STATUTORY RESERVES

Yuchai and its subsidiaries follow PRC GAPP in the preparation of their accounting records and PRC GAAP statutory financial statements. The PRC GAAPs require Yuchai and its subsidiaries to provide for certain statutory reserves which are designated for specific purposes. Such reserves are not distributable in the form of cash dividends. See Note 23.

Article 177 of the Company Law of the PRC requires companies to allocate 10% of their annual net income to their statutory general reserve and 5% to 10% to their statutory public welfare fund. Yuchai and its subsidiaries made total appropriations of 15% of its net income to the statutory reserves for the years ended December 31, 1999, 2000 and 2001. For the purpose of calculating the transfers to reserves, the net income is determined based on distributable profit reported in the PRC GAAP financial statements.

The Company's attributable share in the statutory reserves of Yuchai and its subsidiaries for the three years ended December 31, 2001 is as follows:

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 1999<br>Rmb | 2000<br>Rmb | 2001<br>Rmb | 2001<br>US$ |
| Statutory general reserve (note a) | | | | |
| Balance at January 1 | 68,743 | 74,894 | 81,355 | 9,829 |
| Transfer from statement of income | 6,151 | 6,461 | 598 | 72 |
| Balance at December 31 | 74,894 | 81,355 | 81,953 | 9,901 |
| Statutory public welfare fund (note b) | | | | |
| Balance at January 1 | 4,419 | 7,495 | 10,725 | 1,296 |
| Transfer from statement of income | 3,076 | 3,230 | 300 | 36 |
| Balance at December 31 | 7,495 | 10,725 | 11,025 | 1,332 |
| General surplus reserve (note c) | | | | |
| Balance at January 1 and December 31 | 25,706 | 25,706 | 25,706 | 3,106 |
| Total | 108,095 | 117,786 | 118,684 | 14,339 |

Notes:

(a) In accordance with the relevant regulations in the PRC, the 10% appropriations to the statutory general reserve are required until the balance reaches 50% of the authorized share capital of Yuchai and its subsidiaries. Statutory general reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the authorized share capital.

**17. STATUTORY RESERVES (continued)**

(b) Yuchai and its subsidiaries shall determine to transfer 5% to 10% of its net income to the statutory public welfare fund. There is no limit on the amount that may be allocated to this fund. This fund can only be utilized on capital expenditure for the collective welfare of Yuchai and its subsidiaries' employees, such as the construction of dormitories, canteen and other welfare facilities, and cannot be utilized to pay staff welfare expenses. The transfer to this fund must be made before the distribution of a dividend to shareholders.

(c) Yuchai and its subsidiaries shall transfer from the statutory public welfare fund to the general surplus reserve an amount equal to the cost of assets acquired during the year for the collective welfare of its employees. These assets belong to Yuchai and its subsidiaries, and depreciation expense and any profit or loss on disposal will be reflected in the statements of income. On disposal of these assets, the original transfers to this reserve should be reversed to the statutory public welfare fund. As of December 31, 2000 and 2001, the carrying amounts of assets acquired utilizing the statutory public welfare fund amounted to Rmb 27,300 and Rmb 26,143 respectively.

**18. CONTINGENCIES**

(a) The General Principles of the Civil Law of China and the Industrial Product Quality Liability Regulations provide for the liability of manufacturers and sellers for loss and injury caused by defective products. Yuchai and its subsidiaries does not carry product liability insurance. However, the laws have seldom been utilized. Yuchai and its subsidiaries have not had any significant product liability claims brought against it.

(b) In accordance with the relevant environment protection laws in the PRC, production of certain diesel engines will be prohibited from mid-2002. Management reviewed the potential effects following the adoption of the policy above and consider that it will not have any material adverse impact to Yuchai and its subsidiaries.

**19. COMMITMENTS**

As of December 31, 2001, Yuchai had the following commitments:

| | December 31, | | |
|---|---|---|---|
| | **2000** Rmb | **2001** Rmb | **2001** US$ |
| Authorized and contracted for: | | | |
| Capital expenditure for improvement to existing production facilities | 238,412 | 232,567 | 28,099 |

## 20. RETIREMENT AND OTHER POST RETIREMENT BENEFITS

As stipulated by the regulations of the PRC, Yuchai and its subsidiaries participate in a defined contribution retirement plan organized by the Guangxi Regional Government for its staff. All staff are entitled to an annual pension equal to a fixed proportion of their final basic salary amount at their retirement date. For the three years ended December 31, 1999, 2000 and 2001, Yuchai and its subsidiaries were required to make contributions to the retirement plan at a rate of 18.5%, 20.0% and 20.0%, respectively, of the basic salary of their staff. The Guangxi Regional Government is responsible for the entire obligations of all Yuchai and its subsidiaries' retirees. Expenses incurred in connection with the plan were Rmb 15,795, Rmb 17,628 and Rmb 31,906 respectively, for the years ended December 31, 1999, 2000 and 2001. Yuchai and its subsidiaries have no obligation for the payment of pension benefits or any other post retirement benefits beyond the annual contributions described above.

## 21. RELATED PARTY TRANSACTIONS

Yuchai and its subsidiaries have undertaken significant business transactions with related companies during the three years ended December 31, 2001. The following is a summary of these transactions:

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 1999<br>Rmb | 2000<br>Rmb | 2001<br>Rmb | 2001<br>US$ |
| Sales of trucks from customers to GYMEC (a) | 19,637 | 18,466 | 18,062 | 2,182 |
| Purchases of trucks from GYMEC to suppliers (a) | - | - | (32,289) | (3,901) |
| General and administrative expenses | | | | |
| - charged by the State Holding Company (b) | 32,597 | 25,997 | 25,029 | 3,024 |
| - charged by HLC (b) | 2,755 | 4,150 | 4,139 | 500 |
| Loss on disposal of property, plant and equipment and other assets (c) | 10,312 | - | - | - |
| Set-off of payables and receivables (d) | 119,600 | - | - | - |

(a) *Sales and purchases of diesel trucks*

During 1999, 2000 and 2001, Yuchai received trucks from certain customers as part of the settlement of their trade accounts receivable. Pursuant to an agreement between Yuchai and GYMEC, Yuchai sold such diesel trucks at cost to GYMEC, which owns a business license for selling diesel trucks in the PRC. Yuchai recorded a receivable from GYMEC in connection with the truck sales. GYMEC either sold the diesel trucks to external parties, in which case GYMEC earned the difference between the selling price and the cost of the diesel truck, or offset the amounts due from GYMEC against Yuchai's trade accounts payable. The directors consider that the amount due from GYMEC for the sales of diesel trucks, of Rmb 32,673, outstanding at December 31, 2001 (2000: Rmb 50,283) will not be repayable within one year and the amount is classified as a long term receivable in the consolidated balance sheets. Amount due from GYMEC is recorded at its net present value based on a discount rate of 5.94% generally available for discounting similar instruments with banks in the PRC.

**21. RELATED PARTY TRANSACTIONS (continued)**

(b) *General and Administrative Expenses*

The State Holding Company charges Yuchai for certain general and administrative expenses. Such expenses are charged to Yuchai by the State Holding Company on an actually incurred basis. The Company believes that the expenses charged to Yuchai by the State Holding Company would not have been materially different on a stand alone basis because Yuchai could provide these services for itself at approximately the same cost. HLC provides certain management, financial planning and control and other services to Yuchai. Such charges represent HLC's estimated direct costs of providing these services.

(c) *Loss on Disposal of Property, Plant and Equipment and Other Assets*

During 1999, Yuchai disposed of its entire production facilities for the manufacture of mini-excavators together with the related net assets, with an aggregate carrying amount of Rmb 27,312, to the State Holding Company at a consideration of Rmb 17,000. The consequential losses on the disposal, totalling Rmb 10,312, were charged to expenses for the year ended December 31, 1999, as follows:

| | Rmb |
|---|---|
| Loss attributable to disposal of inventories included in "Cost of goods sold" | 7,960 |
| Loss attributable to disposal of property, plant and equipment included in "Selling, general and administrative expenses" | 2,352 |
| | 10,312 |

(d) *Set-off of Payables and Receivables*

During 1999, pursuant to an agreement dated August 11, 1999 between Yuchai and GYMEC (Note 9) and various subsequent agreements between Yuchai and the relevant creditors, GYMEC assumed the liabilities of Yuchai, totalling Rmb 119,600, in respect of certain trade accounts payable. For such amounts, Yuchai has received written releases as the primary obligor from the creditors. Consequently, the relevant trade accounts payable were offset against an equivalent amount due from GYMEC.

(e) *Amounts Due From/To Related Companies*

Amounts due from related companies comprise mainly (i) prepaid general and administrative expenses to the State Holding Company and (ii) receivables for trading of diesel trucks with GYMEC, less liabilities assumed.

In addition to the above, Yuchai also entered into transactions with other PRC Government owned enterprises. The Company considers that these transactions were entered into in the normal course of business and expects that these transactions will continue on normal commercial terms. Balances with other PRC entities are excluded from this caption.

(f) *Guarantee*

Certain of Yuchai's bank loans are secured by a corporate guarantee issued by the State Holding Company. See Note 15.

## 21. RELATED PARTY TRANSACTIONS (continued)

(g) *Amount due to holding company*

The balance is unsecured, interest free and repayable within one year.

(h) *Management Incentive Plans*

Pursuant to an agreement entered into in November 1994, Mr Wang Jianming, the Chairman of the Board of Directors of Yuchai and the Company's director was granted options to purchase 1,850,522 shares of the Company's common stock at an exercise price of US$7.80 per share. Such options expired in December 1999 without any having been exercised. Mr Wang Jianming is also the legal person representative of the State Holding Company and is in charge of and responsible for the operations of the State Holding Company. Mr Wan Jianming does not have any ownership interest in and does not receive any compensation from the State Holding Company.

Yuchai has a management bonus plan under which annual incentive bonuses in an aggregate amount equal to 2.5% of after-tax profit are mandatorily required to be paid to Mr Wang Jianming if Yuchai achieves 80% of the after-tax profit approved in the annual budget by Yuchai's Board of Directors. Bonus expense recognized in accordance with such plan in the years ended December 31, 1999, 2000 and 2001 amounted to Rmb 1,600, Rmb 1,400 and Rmb 8,500 respectively.

(i) *Stock Option Plan*

The Company adopted a Stock Option Plan (the "Plan") in December 1994 to award stock options to key employees and outside directors. The Plan is administered by a committee (the "Committee") appointed by the Board of Directors consisting of at least two directors. The Committee is to administer and interpret the Plan and has the sole authority to determine who will be eligible and who will be granted stock options and the timing, terms and number of share options to be granted. Members of the Committee are not eligible to receive stock options under the Plan. The Plan provides for the granting of incentive stock options (within the meaning of Section 422(a) of the United States Internal Revenue Code of 1986, as amended) to employees and outside directors who are citizens or residents of the United States. The exercise price of each stock option will be determined by the Committee, but may not be less than the fair value, as determined by the Committee, of the Company's common stock on the date the option is granted. The total number of shares of the Company's common stock that may be purchased pursuant to stock options granted under the Plan shall not exceed in the aggregate 750,000 shares of the common stock. The Plan will expire in 2004 unless terminated earlier by the Board of Directors. The Company will reimburse the Plan for the administrative expenses incurred. As of December 31, 2000 and 2001, no options had been granted under such Plan.

## 22. FOREIGN CURRENCY EXCHANGE

The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People's Bank of China or other institutions authorized to buy and sell foreign exchange or at a swap center. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the People's Bank of China which are determined largely by supply and demand.

Foreign currency payments, including the remittance of earnings outside of the PRC, are subject to the availability of foreign currency which is dependent on the foreign currency denominated earnings of Yuchai or must be arranged with government approval.

## 23. DISTRIBUTION OF PROFITS

The Company's only sources of cash flow are its share of the dividends, if any, paid by Yuchai to the Company and retained net proceeds (and investment interest thereon) from its initial public offering. With respect to dividends by Yuchai, applicable PRC laws and regulations require that, before it can distribute profit to investors it must satisfy all tax liabilities, recover losses in previous years and make contributions to certain statutory reserves discussed in Note 17. If available foreign currency to Yuchai is insufficient to pay declared dividends, such dividends may be paid partly in Renminbi and partly in foreign currency. In the event that dividends are distributed in Renminbi, such dividends may be converted into foreign currency and remitted in accordance with relevant Chinese laws, regulations and policies and to the extent permitted by Chinese market conditions. Dividends of Yuchai are determined based on distributable profit reported in its PRC GAAP financial statements, after appropriation to statutory reserves. Such distributable profits differ from the amounts reported under U.S. GAAP. See Note 17.

Under the Companies Act of 1981 of Bermuda (as amended), the Company's contributed surplus is available for distribution to shareholders.

## 24. DERIVATIVE INSTRUMENT AND HEDGING ACTIVITIES

The Company and its subsidiaries do not enter into derivative instruments for any purpose. That is, the Company and its subsidiaries do not hedge risk exposures or speculate using derivative instruments .

## 25. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amounts of cash and cash equivalents, trade accounts receivable, bills receivable, amounts due from related companies (except for amount due from GYMEC), prepaid expenses, other receivable, PRC government bonds, short-term bank loans, current instalments of long term bank loans, trade account payable, amount due to holding company, amounts due to related companies, accrued expense and other liabilities approximates their fair value because of the short maturity of these instruments.

Cash and cash equivalents of Yuchai and its subsidiaries denominated in foreign currencies has been translated at the balance sheet date into Renminbi at rates quoted by the People's Bank of China. Yuchai did not have and does not believe it will have any difficulty in exchanging its foreign currency cash for Renminbi.

Amount due from GYMEC is recorded in its net present value based on a discount rate of 5.94% generally available for discounting similar instruments with banks in the PRC.

It was not practicable for Yuchai to estimate the fair value of its equity investment for which a quoted market price is not available because it has not yet obtained or developed the valuation model necessary to make the estimate, and the cost of obtaining an independent valuation appears excessive considering the materiality of the equity investment to Yuchai. Yuchai does not believe the carrying value of the equity investment will be significantly different from its fair value. The carrying amounts of long-term bank loans approximates their fair value based on the borrowing rates currently available for bank loans with similar terms and average maturities.

## 26. BUSINESS CREDIT CONCENTRATION

Most of Yuchai's customers are located in the PRC. The following are the customers that individually comprise 10% or more of gross revenue in any of the relevant periods:

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 1999 Rmb | 2000 Rmb | 2001 Rmb | 2001 US$ |
| Liuzhou Dongfeng Automobile | 382,090 | 408,201 | 420,171 | 50,766 |
| Wubei Dongfeng Automobile | 237,711 | 180,898 | 272,469 | 32,920 |
| Dongfeng Special Automobile | 142,178 | 55,410 | 200,937 | 24,277 |

All the above customers are controlled by or affiliated with Dongfeng Automobile Company. At December 31, 2001, approximately 38% (2000: 42%) of gross trade accounts receivable are due from these customers. Yuchai considers its relationships with these major customers to be good; however, the loss of one or more of its major customers would have a material adverse effect on the Company's results of operations.

## 27. SUBSEQUENT EVENT

On January 31, 2002, the Company declared and paid special dividends of US$7,068 (US$0.20 per share) or Rmb 58,500 equivalent to the shareholders.

# SHAREHOLDER REFERENCE INFORMATION

**US Transfer Agent and Registrar**
Mellon Investor Services
44 Wall Street
6th Floor
New York, NY 10005
United States of America

**Investor Relations**
China Yuchai International Limited
Executive Office
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581
Tel: (65) 6220 8411
Fax: (65) 6226 0502

**Common Stock**
China Yuchai International Limited
Stock is listed in the New York Stock Exchange (NYSE: CYD)

**Annual Meeting of Shareholders**
The annual meeting will be held in June 2002

**Auditors**
KPMG
Prince's Building
8th Floor
10 Chater Road, Central
Hong Kong

**Produced by:**
Group Corporate Affairs Department, Hong Leong Group Singapore
9 Raffles Place, #36-00 Republic Plaza, Singapore 048619
Tel: (65) 6438 0880 Fax: (65) 6534 3060
Email: hlgroup@starhub.net.sg
Website: www.hongleong.com.sg

Designed & Produced by press Media Pte Ltd • tel: (65) 6880 2838

CHINA YUCHAI INTERNATIONAL LIMITED

**EXECUTIVE OFFICE** China Yuchai International Limited, 16 Raffles Quay, #26-00 Hong Leong Building, Singapore 048581
**MANUFACTURING LOCATION** Yuchai Machinery Company Limited,168 Tianqiao Road Yulin, Guangxi, People's Republic of China 537005